Exhibit 99.1

Jaguar Mining Updates Gurupi Drill Results including 53 Meters of 4.22 g/t Gold

JAG - TSX/NYSE

BELO HORIZONTE, Minas Gerais, Feb. 16, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) today provided an update on the results of its drilling exploration activities at its Gurupi open pit gold project in Northern Brazil.  To date, the Company has completed more than 24,000 meters of drilling in 104 holes at the Chega Tudo and Cipoeiro ore bodies within the Gurupi concession.  Assays have been received on 88 percent of the holes.  Highlights of new drill intercepts include:

Hole	From	To	Au (g/t)	Length (m)	Ore Type

FCP0028	192.00	214.50	1.31	22.50	Sulfide
FCP0029	66.00	72.00	11.41	6.00	Sulfide
FCP0029	251.00	265.00	1.25	14.00	Sulfide
FCP0030	130.00	135.00	6.03	5.00	Sulfide
FCP0030	197.00	216.00	1.32	19.00	Sulfide
FCP0040	124.00	170.00	3.25	46.00	Sulfide
FCP0042	114.00	167.00	4.22	53.00	Sulfide
FCP0044	15.00	35.20	2.19	20.20	Oxide
FCP0045	62.00	85.00	2.45	23.00	Sulfide
FCP0046	0.00	38.00	2.94	38.00	Oxide
FCTU0016	66.00	75.00	3.90	9.00	Sulfide
FCTU0031	293.00	306.00	1.25	13.00	Sulfide
FCTU0031	359.00	382.00	1.13	23.00	Sulfide
FCTU0032	224.00	247.00	1.00	23.00	Sulfide
FCTU0033	405.00	412.00	1.15	7.00	Sulfide
FCTU0033	438.00	446.00	1.21	8.00	Sulfide
FCTU0035	274.00	288.00	1.72	14.00	Sulfide
FCTU0036	268.00	277.00	1.39	9.00	Sulfide
FCTU0036	288.00	293.00	1.13	5.00	Sulfide
FCTU0038	253.00	269.00	4.44	16.00	Sulfide
FCTU0045	192.00	222.00	1.38	30.00	Sulfide
FCTU0045	262.00	273.00	1.14	11.00	Sulfide

Note: Not all holes represent true thickness.

Further detail on the drilling results obtained to date can be accessed by clicking here: http://files.newswire.ca/615/jaguar0216tables.pdf.

Preliminary results from deep hole FCTU0033 at Chega Tudo suggest the extension of the mineralization to a vertical depth of approximately 400 meters and is open at depth.  Previous resource drilling campaigns at the Project had delineated the mineralization down to 170 meters vertical depth at Cipoeiro and 130 meters vertical depth at Chega Tudo.  The overall results confirm the potential to increase gold mineral resources at the Project's Cipoeiro and Chega Tudo ore bodies, currently estimated at 69,887,500 tonnes at 1.12 grams per tonne totaling 2.5 million ounces.  A full re-evaluation of the resource at the Cipoeiro and Chega Tudo ore bodies is expected to be completed in April 2012.

"These most recent drill results continue to underscore the value of the Gurupi asset," said Gary German, Jaguar's Chairman. "The quality and continuity of the mineralization at the Cipoeiro and Chega Tudo ore bodies have been in line with or have exceeded our expectations for continued resource expansion."

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro ore bodies, the 100 percent Jaguar owned extensive Gurupi concession includes 12 additional, identified targets within the region (see map below).  These additional targets have not been included in any of the Company's resource estimates or feasibility studies related to the Gurupi project. They have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling as high potential.

Click here for map: http://files.newswire.ca/615/jaguar0216map.pdf

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  The Company is also developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Qualified Person

The drill results disclosed in this press release were reviewed by Wilson Miola, Jaguar's Director of Engineering.  Mr. Miola is a Qualified Person in accordance with NI 43-101 and amendments and additions thereto.  SGS Geosol and Acme Laboratories located in the state of Minas Gerais, Brazil, provided independent sample preparation and assay services, using standard industry practices.  There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in additions to the mineral resources.

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning the Company's Gurupi Project.  These forward-looking statements can be identified by the use of the words "believes", "intends", "plans", "expects" and "will".  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The forward-looking statements represent our view as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2010 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

PDF with caption: "Cipoeiro and Chega Tudo Drilling Results". PDF available at: http://stream1.newswire.ca/media/2012/02/16/20120216_C4761_DOC_EN_10167.pdf

PDF with caption: "Gurupi Project Concession Map". PDF available at: http://stream1.newswire.ca/media/2012/02/16/20120216_C4761_DOC_EN_10168.pdf

%CIK: 0001333849

For further information:

Investors and analysts:
Roger Hendriksen
Vice President Investor Relations
603-224-6194
rhendriksen@jaguarmining.com

Media inquiries:
Valéria Rezende DioDato
Director of Communication
603-224-6194
valeria@jaguarmining.com

 CO: Jaguar Mining Inc.

CNW 08:30e 16-FEB-12